NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 08, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on October 25, 2024. The removal of the Common Stock Purchase Rights of Southwest Airlines Co. is being effected because the Exchange knows or is reliably informed that on October 25, 2024, all rights pertaining to the entire class of this security were extinguished. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on October 25, 2024.